SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MAY 10, 2005

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(+55 61) 415-1140
ri@brasiltelecom.com.br

Media Relations
(+55 61) 415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM S.A.	BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly-held Corporation	Publicly-held Corporation
Corporate Taxpayers’ Registry 76.535.764/0001-43	Corporate Taxpayers’ Registry 02.570.688/0001-70
Board of Trade 53 3 0000622 9	Board of Trade 53 3 0000581 8

MATERIAL FACT

In compliance with the terms set forth in Article 157 of Law 6,404/76 and in CVM Instruction 358/02, Brasil Telecom Participações S.A. and Brasil Telecom S.A. (“Brasil Telecom”) announce that, per request of Investidores Institucionais Fundo de Investimentos em Ações, Judge Alexander Macedo of the 8th Business Court of the Capital District of Rio de Janeiro, upon consideration of Judicial Proceeding 2005.001.051.781-7, ordered the following:

“I hereby GRANT THE PRELIMINARY INJUNCTION, AS REQUESTED ON ITEMS (I) AND (II) OF THE INITIAL PETITION, WHICH SHALL HAVE EFFECT UNTIL HEARINGS DESIGNATED HEREAFTER TAKE PLACE TO (i) suspend the validity of all acts, whether corporate or contractual, or of any other nature, that seek or have an effect on, directly or indirectly, the implementation of the merger or sale under any agreement of BTC by TIM BRASIL or by any other legal entity of the Telecom Italia Group; (ii) prohibit the accomplishment of any extraordinary managerial act, including but limited to the disposal or sale of any kind, to any party, of any asset of Brasil Telecom and BTC, so as to maintain undamaged its operations, identity, license, and value, without the prior consent and pronouncement of the controlling shareholders.

I hereby impose the penalty of a daily fine, in case of violation of terms set forth herein, on defendants Opportunity Fund and Opportunity Lógica, on defendants that are members of the Telecom Italia Group and on the members of its Board of Directors and Senior Management, in the order of R$20,000,000.00 (twenty million reais), for the violation of any of the dispositions aforementioned, with no loss to the adoption of other measures for the return of the status quo ante.

I hereby designate a special hearing to be held on May 24, 2005, at 3:30 p.m., to be attended by all involved parties or their respective attorneys-in-fact, with powers to transact.”

Brasil Telecom is taking all legal measures to present its reasoning before the court and revoke the preliminary injunction, taking into consideration the major benefits that the transaction would bring to its operations.

Brasília, Brazil, May 10, 2005.

Carla Cico	Paulo Pedrão Rio Branco
Investor Relations Officer	Investor Relations Officer
Brasil Telecom S.A.	Brasil Telecom Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2005

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco Title: Financial Executive Officer